UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019

On November 28, 2019, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2019 prepared in accordance with Japanese GAAP as part of our interim securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects - Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 17-15, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements in the second quarter.

2.

The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 24 of 1999). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

3.

Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2019, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2019		As of September 30, 2019
Assets
Cash and Due from Banks	*8	45,108,602	*8	43,444,902
Call Loans and Bills Purchased		648,254		665,089
Receivables under Resale Agreements		12,997,628		13,660,375
Guarantee Deposits Paid under Securities Borrowing Transactions		2,578,133		3,070,458
Other Debt Purchased		2,828,959		2,861,556
Trading Assets	*8	12,043,608	*8	14,268,595
Money Held in Trust		351,889		347,461
Securities	*1, *8, *15	29,774,489	*1, *8, *15	30,466,939
Loans and Bills Discounted	*3, *4, *5, *6, *7, *8, *9	78,456,935	*3, *4, *5, *6, *7, *8, *9	79,653,636
Foreign Exchange Assets	*7	1,993,668	*7	1,831,329
Derivatives other than for Trading Assets		1,328,227		1,577,986
Other Assets	*8	4,229,589	*8	4,539,742
Tangible Fixed Assets	*10, *11	1,037,006	*10, *11	1,092,867
Intangible Fixed Assets		620,231		608,767
Net Defined Benefit Asset		982,804		994,685
Deferred Tax Assets		37,960		35,890
Customers’ Liabilities for Acceptances and Guarantees		6,062,053		5,884,014
Reserves for Possible Losses on Loans		(287,815)		(276,615)

Total Assets		200,792,226		204,727,684

	(Millions of yen)
	As of March 31, 2019		As of September 30, 2019
Liabilities
Deposits	*8	124,311,025	*8	125,713,322
Negotiable Certificates of Deposit		13,338,571		13,547,082
Call Money and Bills Sold		2,841,931		2,139,924
Payables under Repurchase Agreements	*8	14,640,439	*8	17,339,806
Guarantee Deposits Received under Securities Lending Transactions	*8	1,484,584	*8	1,577,062
Commercial Paper		941,181		654,854
Trading Liabilities		8,325,520		10,019,133
Borrowed Money	*8, *12	3,061,504	*8, *12	1,870,364
Foreign Exchange Liabilities		669,578		546,283
Short-term Bonds		355,539		349,751
Bonds and Notes	*13	8,351,071	*13	8,673,153
Due to Trust Accounts		1,102,073		1,114,501
Derivatives other than for Trading Liabilities		1,165,602		1,280,794
Other Liabilities		4,512,325		4,636,480
Reserve for Bonus Payments		68,117		49,276
Reserve for Variable Compensation		2,867		1,335
Net Defined Benefit Liability		60,873		61,477
Reserve for Director and Corporate Auditor Retirement Benefits		1,389		1,055
Reserve for Possible Losses on Sales of Loans		630		541
Reserve for Contingencies		4,910		5,096
Reserve for Reimbursement of Deposits		19,068		15,888
Reserve for Reimbursement of Debentures		25,566		20,731
Reserves under Special Laws		2,473		2,472
Deferred Tax Liabilities		185,974		186,049
Deferred Tax Liabilities for Revaluation Reserve for Land	*10	63,315	*10	63,290
Acceptances and Guarantees		6,062,053		5,884,014

Total Liabilities		191,598,188		195,753,746

Net Assets
Common Stock		2,256,767		2,256,767
Capital Surplus		1,138,449		1,137,550
Retained Earnings		3,915,521		4,107,437
Treasury Stock		(7,703)		(6,809)

Total Shareholders’ Equity		7,303,034		7,494,945

Net Unrealized Gains (Losses) on Other Securities		1,186,401		1,066,749
Deferred Gains or Losses on Hedges		(22,282)		52,387
Revaluation Reserve for Land	*10	137,772	*10	137,716
Foreign Currency Translation Adjustments		(111,057)		(148,153)
Remeasurements of Defined Benefit Plans		254,936		233,831

Total Accumulated Other Comprehensive Income		1,445,770		1,342,532

Stock Acquisition Rights		707		213
Non-controlling Interests		444,525		136,245

Total Net Assets		9,194,038		8,973,937

Total Liabilities and Net Assets		200,792,226		204,727,684

(2) Interim Consolidated Statement of Income and Interim Consolidated Statement of Comprehensive Income

      Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2018		For the six months ended September 30, 2019
Ordinary Income		1,994,087		1,987,425
Interest Income		994,826		1,062,855
Interest on Loans and Bills Discounted		604,086		646,722
Interest and Dividends on Securities		163,560		138,351
Fiduciary Income		28,023		27,756
Fee and Commission Income		366,778		360,492
Trading Income		156,449		194,433
Other Operating Income		178,133		224,188
Other Ordinary Income	*1	269,875	*1	117,699
Ordinary Expenses		1,527,175		1,590,953
Interest Expenses		586,633		686,238
Interest on Deposits		217,934		261,393
Fee and Commission Expenses		81,850		84,392
Trading Expenses		—		2,533
Other Operating Expenses		44,155		65,839
General and Administrative Expenses		717,467		670,592
Other Ordinary Expenses	*2	97,067	*2	81,357

Ordinary Profits		466,912		396,471

Extraordinary Gains	*3	10,271	*3	1,252
Extraordinary Losses	*4	3,551	*4	6,252

Income before Income Taxes		473,632		391,471

Income Taxes:
Current		116,078		85,576
Deferred		(14,319)		10,593

Total Income Taxes		101,759		96,169

Profit		371,872		295,302

Profit Attributable to Non-controlling Interests		12,511		7,633

Profit Attributable to Owners of Parent		359,360		287,668

      Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Profit	371,872	295,302
Other Comprehensive Income	(135,899)	(104,853)
Net Unrealized Gains (Losses) on Other Securities	(58,557)	(122,173)
Deferred Gains or Losses on Hedges	(55,862)	74,719
Foreign Currency Translation Adjustments	(3,401)	(34,547)
Remeasurements of Defined Benefit Plans	(15,346)	(20,957)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(2,732)	(1,894)

Comprehensive Income	235,972	190,448

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	224,894	184,486
Comprehensive Income Attributable to Non-controlling Interests	11,078	5,962

(3) Interim Consolidated Statement of Changes in Net Assets

      For the six months ended September 30, 2018

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309
Changes during the period
Issuance of New Shares	218	218			437
Cash Dividends			(95,186)		(95,186)
Profit Attributable to Owners of Parent			359,360		359,360
Repurchase of Treasury Stock				(2,856)	(2,856)
Disposition of Treasury Stock		(15)		965	950
Transfer from Revaluation Reserve for Land			1,028		1,028
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		3,307			3,307
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	218	3,511	265,202	(1,891)	267,041

Balance as of the end of the period	2,256,767	1,138,434	4,268,037	(7,888)	7,655,351

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246
Changes during the period
Issuance of New Shares									437
Cash Dividends									(95,186)
Profit Attributable to Owners of Parent									359,360
Repurchase of Treasury Stock									(2,856)
Disposition of Treasury Stock									950
Transfer from Revaluation Reserve for Land									1,028
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									3,307
Net Changes in Items other than Shareholders’ equity	(56,859)	(55,840)	(1,028)	(5,696)	(16,070)	(135,495)	(449)	(279,732)	(415,678)

Total Changes during the period	(56,859)	(55,840)	(1,028)	(5,696)	(16,070)	(135,495)	(449)	(279,732)	(148,636)

Balance as of the end of the period	1,335,533	(123,418)	143,248	(90,790)	277,466	1,542,038	714	474,506	9,672,610

      For the six months ended September 30, 2019

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034
Changes during the period
Cash Dividends			(95,197)		(95,197)
Profit Attributable to Owners of Parent			287,668		287,668
Repurchase of Treasury Stock				(1,850)	(1,850)
Disposition of Treasury Stock		(625)		2,744	2,119
Transfer from Revaluation Reserve for Land			55		55
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(885)			(885)
Transfer from Retained Earnings to Capital Surplus		611	(611)		—
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	(899)	191,915	893	191,910

Balance as of the end of the period	2,256,767	1,137,550	4,107,437	(6,809)	7,494,945

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038
Changes during the period
Cash Dividends									(95,197)
Profit Attributable to Owners of Parent									287,668
Repurchase of Treasury Stock									(1,850)
Disposition of Treasury Stock									2,119
Transfer from Revaluation Reserve for Land									55
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(885)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ equity	(119,652)	74,670	(55)	(37,096)	(21,104)	(103,238)	(493)	(308,279)	(412,010)

Total Changes during the period	(119,652)	74,670	(55)	(37,096)	(21,104)	(103,238)	(493)	(308,279)	(220,100)

Balance as of the end of the period	1,066,749	52,387	137,716	(148,153)	233,831	1,342,532	213	136,245	8,973,937

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Cash Flow from Operating Activities
Income before Income Taxes	473,632	391,471
Depreciation	85,504	69,160
Losses on Impairment of Fixed Assets	2,384	4,010
Amortization of Goodwill	2,042	2,033
Equity in Loss (Gain) from Investments in Affiliates	(19,397)	(19,109)
Increase (Decrease) in Reserves for Possible Losses on Loans	(65,629)	(7,637)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	78	(89)
Increase (Decrease) in Reserve for Contingencies	26	258
Increase (Decrease) in Reserve for Bonus Payments	(19,153)	(17,352)
Increase (Decrease) in Reserve for Variable Compensation	(1,742)	(1,532)
Decrease (Increase) in Net Defined Benefit Asset	(28,578)	(42,534)
Increase (Decrease) in Net Defined Benefit Liability	1,152	1,026
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(151)	(334)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(208)	(3,180)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(2,563)	(4,834)
Interest Income - accrual basis	(994,826)	(1,062,855)
Interest Expenses - accrual basis	586,633	686,238
Losses (Gains) on Securities	(196,500)	(154,961)
Losses (Gains) on Money Held in Trust	(79)	(94)
Foreign Exchange Losses (Gains) - net	(329,418)	149,143
Losses (Gains) on Disposition of Fixed Assets	(1,653)	990
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(7,448)	—
Decrease (Increase) in Trading Assets	(1,678,766)	(2,475,270)
Increase (Decrease) in Trading Liabilities	(479,891)	1,915,340
Decrease (Increase) in Derivatives other than for Trading Assets	402,307	(272,093)
Increase (Decrease) in Derivatives other than for Trading Liabilities	(140,197)	136,276
Decrease (Increase) in Loans and Bills Discounted	(340,433)	(2,166,571)
Increase (Decrease) in Deposits	(4,878,384)	2,340,667
Increase (Decrease) in Negotiable Certificates of Deposit	893,395	603,216
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(56,079)	(1,186,947)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	430,004	(73,018)
Decrease (Increase) in Call Loans, etc.	(1,320,540)	(1,150,293)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,640,886	(492,325)
Increase (Decrease) in Call Money, etc.	3,669,830	2,460,640
Increase (Decrease) in Commercial Paper	(75,866)	(260,467)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	271,316	92,478
Decrease (Increase) in Foreign Exchange Assets	(232,411)	103,819
Increase (Decrease) in Foreign Exchange Liabilities	26,473	(122,722)
Increase (Decrease) in Short-term Bonds (Liabilities)	(58,882)	(5,788)
Increase (Decrease) in Bonds and Notes	615,711	142,827
Increase (Decrease) in Due to Trust Accounts	(7,390)	12,427
Interest and Dividend Income - cash basis	979,986	1,081,614
Interest Expenses - cash basis	(592,508)	(711,379)
Other - net	130,315	472,110

Subtotal	(1,317,022)	434,358

Cash Refunded (Paid) in Income Taxes	(90,848)	(40,759)

Net Cash Provided by (Used in) Operating Activities	(1,407,871)	393,599

	(Millions of yen)
	For the six months ended September 30, 2018		For the six months ended September 30, 2019
Cash Flow from Investing Activities
Payments for Purchase of Securities		(29,178,381)		(41,534,948)
Proceeds from Sale of Securities		19,492,567		29,904,670
Proceeds from Redemption of Securities		10,014,840		10,050,392
Payments for Increase in Money Held in Trust		(87,740)		(20,952)
Proceeds from Decrease in Money Held in Trust		15,401		25,375
Payments for Purchase of Tangible Fixed Assets		(16,170)		(34,074)
Payments for Purchase of Intangible Fixed Assets		(44,682)		(46,876)
Proceeds from Sale of Tangible Fixed Assets		6,763		3,605
Proceeds from Sale of Intangible Fixed Assets		—		3,144

Net Cash Provided by (Used in) Investing Activities		202,598		(1,649,665)

Cash Flow from Financing Activities
Repayments of Subordinated Borrowed Money		(25,000)		—
Proceeds from Issuance of Subordinated Bonds		510,000		325,000
Payments for Redemption of Subordinated Bonds		(5,000)		(118,000)
Proceeds from Issuance of Common Stock		2		—
Proceeds from Investments by Non-controlling Shareholders		3,370		2,530
Repayments to Non-controlling Shareholders		(274,500)		(303,000)
Cash Dividends Paid		(95,162)		(95,165)
Cash Dividends Paid to Non-controlling Shareholders		(16,313)		(10,011)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)		—		(4,653)
Payments for Repurchase of Treasury Stock		(2,101)		(1,435)
Proceeds from Sale of Treasury Stock		933		1,515

Net Cash Provided by (Used in) Financing Activities		96,228		(203,220)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(21,421)		(254,539)

Net Increase (Decrease) in Cash and Cash Equivalents		(1,130,466)		(1,713,824)

Cash and Cash Equivalents at the beginning of the period		46,334,334		44,254,874

Cash and Cash Equivalents at the end of the period	*1	45,203,867	*1	42,541,050

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 122

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2019, Mizuho Markets Americas LLC and seven other companies were newly included in the scope of consolidation as a result of establishment.

During the six months ended September 30, 2019, Mizuho Delivery Service Co., Ltd. and two other companies were excluded from the scope of consolidation as a result of merger and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 26

Names of principal companies:

JTC Holdings, Ltd.

Orient Corporation

Mizuho Leasing Company, Limited

Change in scope of equity method

During the six months ended September 30, 2019, LINE Credit Corporation and three other companies were newly included in the scope of equity method as a result of increase the shares.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

January 31	1 company
June 29	3 companies
June 30	53 companies
September 30	65 companies

(2)

Consolidated subsidiaries with interim balance sheet dates of June 29 were consolidated based on their tentative interim financial statements as of and for the period ended June 30. The consolidated subsidiary with the interim balance sheet date of January 31 was consolidated based on its tentative interim financial statement as of and for the period ended the interim consolidated balance sheet date. Other consolidated subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date. Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2019, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2019, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statements of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2019, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2019, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2019, assuming they were settled at the end of the six months ended September 30, 2019.

(3)	Securities

(a)

Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. As to Other Securities, in principle, fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the interim consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the interim consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥94,274 million (¥92,269 million at the end of the fiscal year ended March 31, 2019).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2019, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors and executive officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., the amount accrued at the end of the six months ended September 30, 2019 among the estimated payment based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2019 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2019, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2019. Unrecognized prior service cost and unrecognized actuarial differences are recognized as follows:

Unrecognized prior service cost: Recognized mainly as income or expenses in the period of occurrence.

Unrecognized actuarial difference: Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2019 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(19)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)

as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(20)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

(21)	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

Changes in Accounting Policies

MHFG has applied “Leases” (IFRS 16 and ASU 2016-02) at some consolidated subsidiaries from this interim period ended September 30, 2019. Accordingly, lessees recognize assets and liabilities for all leases as a general rule.

In accordance with transitional treatment, MHFG has recognized the impact of this accounting standard cumulatively as of the date of adoption for balances at the beginning of the interim period ended September 30, 2019.

The impact on the interim consolidated financial statements for the interim period ended September 30, 2019 is immaterial.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the Company Group’s performance, the performance of organizations (in-house companies and units, etc.) that each Company Group Officer is in charge of and the performance of each Company Group Officer. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2019 was ¥3,486 million for 19,643 thousand shares (the carrying amount as of March 31, 2019 was ¥3,569 million for 18,917 thousand shares).

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Shares	333,607	343,057
Investments	557	533

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge.

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Securities repledged	12,595,142	14,377,532
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	3,952,221	3,198,105

*3.	Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Loans to Bankrupt Obligors	11,393	13,592
Non-Accrual Delinquent Loans	379,225	412,343

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

*4.	Balance of Loans Past Due for Three Months or More, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Loans Past Due for Three Months or More	436	1,177

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

*5.	Balance of Restructured Loans, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Restructured Loans	195,366	208,364

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

*6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Total	586,422	635,476

The amounts given in *3 through *6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*7.

In accordance with “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2019	As of September 30, 2019
1,487,045	1,413,632

*8.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
The following assets are pledged as collateral:
Trading Assets	2,096,078	2,557,648
Securities	4,064,070	4,222,243
Loans and Bills Discounted	3,766,290	3,425,938

Total	9,926,439	10,205,830

The following liabilities are collateralized by the above assets:
Deposits	385,674	1,002,732
Payables under Repurchase Agreements	3,435,148	3,628,174
Guarantee Deposits Received under Securities Lending Transactions	1,361,504	2,641,827
Borrowed Money	1,802,520	693,640

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Cash and Due from Banks	55,277	46,485
Trading Assets	98,014	95,718
Securities	3,378,504	3,427,113
Loans and Bills Discounted	138,672	132,069

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Margins for Futures Transactions	159,747	220,629
Guarantee Deposits	129,076	114,052
Collateral Pledged for Financial Instruments and Others	1,588,540	1,720,234

*9.

Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Unutilized balance	91,744,406	92,140,709
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	69,611,691	68,957,650

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*10.

In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*11.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Accumulated Depreciation	902,999	897,542

*12.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Subordinated Borrowed Money	183,000	183,000

*13.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Subordinated Bonds	3,332,877	3,528,497

14.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Money trusts	874,777	876,963

*15.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2019	As of September 30, 2019
1,503,395	1,499,065

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Gains on Sales of Stocks	181,076	86,698
Share of profit of entities accounted for using equity method	19,397	19,109
Reversal of Reserves for Possible Losses on Loans	48,292	—

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Losses on Sales of Stocks	12,609	21,004
Losses on Write-offs of Loans	17,942	13,001
Impairment Losses of Stocks	1,171	10,030
Stock-related Derivatives Expenses	17,314	8,246

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Gains on Disposition of Fixed Assets	2,820	1,251
Gains on Cancellation of Employee Retirement Benefit Trust	7,448	—

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Losses on Impairment of Fixed Assets	2,384	4,010
Losses on Disposition of Fixed Assets	1,167	2,242

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2018

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2018	Increase during the period	Decrease during the period	As of September 30, 2018	Remarks
Issued Shares
Common Stock	25,389,644	2,854	—	25,392,498	(Note 1)

Total	25,389,644	2,854	—	25,392,498

Treasury Stock
Common Stock	24,829	14,542	5,057	34,314	(Note 2)

Total	24,829	14,542	5,057	34,314

(Notes)	1.	Increases are due to exercise of stock acquisition rights (stock options) (2,854 thousand shares).
	2.	Increases are due to acquisition of treasury stock by BBT trust account (10,676 thousand shares), and repurchase of shares constituting less than one unit and other factors (3,865 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (4,977 thousand shares), exercise of stock acquisition rights (stock options) (79 thousand shares) and other factors. The number of shares as of September 30, 2018, includes the number of treasury stock held by BBT trust account (19,018 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2018 (Millions of yen)	Remarks
			As of April 1, 2018	Increase during the period	Decrease during the period	As of September 30, 2018
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			714
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			714 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2018

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2018 The Board of Directors	Common Stock	95,186	3.75	March 31, 2018	June 4, 2018

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2018 include ¥49 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2018 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2018 The Board of Directors	Common Stock	95,197	Retained Earnings	3.75	September 30, 2018	December 6, 2018

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 14, 2018 include ¥71 million of cash dividends on treasury stock held by BBT trust account.

For the six months ended September 30, 2019

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2019	Increase during the period	Decrease during the period	As of September 30, 2019	Remarks
Issued Shares
Common Stock	25,392,498	—	—	25,392,498

Total	25,392,498	—	—	25,392,498

Treasury Stock
Common Stock	33,962	11,788	11,273	34,477	(Note	)

Total	33,962	11,788	11,273	34,477

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (9,030 thousand shares), and repurchase of shares constituting less than one unit and other factors (2,758 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (8,303 thousand shares), exercise of stock acquisition rights (stock options) (2,968 thousand shares) and other factors. The number of shares as of September 30, 2019, includes the number of treasury stock held by BBT trust account (19,643 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2019 (Millions of yen)	Remarks
			As of April 1, 2019	Increase during the period	Decrease during the period	As of September 30, 2019
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			213
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			213 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2019

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2019 The Board of Directors	Common Stock	95,197	3.75	March 31, 2019	June 4, 2019

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2019 include ¥70 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2019 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2019 The Board of Directors	Common Stock	95,208	Retained Earnings	3.75	September 30, 2019	December 6, 2019

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 14, 2019 include ¥73 million of cash dividends on treasury stock held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Cash and Due from Banks	46,579,445	43,444,902
Due from Banks excluding central banks	(1,375,577)	(903,852)

Cash and Cash Equivalents	45,203,867	42,541,050

Lease Transactions

1.	Finance Leases (Lessees)

Finance lease transactions that do not transfer ownership:

1)	Lease Assets:

(a)	Tangible fixed assets: mainly equipment

(b)	Intangible fixed assets: software

2)	The method for computing the amount of depreciation is described in “4. Standards of Accounting Method (5) Depreciation of Fixed Assets.”

2.	Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Due in One Year or Less	51,329	52,913
Due after One Year	175,386	243,139

Total	226,715	296,053

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Due in One Year or Less	1,216	891
Due after One Year	7,798	6,843

Total	9,015	7,735

Financial Instruments

Matters relating to fair value of financial instruments and others

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values and differences between them. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below (see (Note 2)).

As of March 31, 2019

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	45,106,880	45,106,880	—
(2) Call Loans and Bills Purchased (*1)	647,711	647,711	—
(3) Receivables under Resale Agreements	12,997,628	12,997,628	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	2,578,133	2,578,133	—
(5) Other Debt Purchased (*1)	2,828,702	2,828,704	1
(6) Trading Assets
Trading Securities	5,968,848	5,968,848	—
(7) Money Held in Trust (*1)	349,897	349,897	—
(8) Securities
Bonds Held to Maturity	1,602,209	1,609,588	7,378
Other Securities	27,532,818	27,532,818	—
(9) Loans and Bills Discounted	78,456,935
Reserves for Possible Losses on Loans (*1)	(249,276)

	78,207,658	79,261,612	1,053,954

Total Assets	177,820,489	178,881,824	1,061,334

(1) Deposits	124,311,025	124,307,964	(3,060)
(2) Negotiable Certificates of Deposit	13,338,571	13,338,148	(423)
(3) Call Money and Bills Sold	2,841,931	2,841,931	—
(4) Payables under Repurchase Agreements	14,640,439	14,640,439	—
(5) Guarantee Deposits Received under Securities Lending Transactions	1,484,584	1,484,584	—
(6) Trading Liabilities
Securities Sold, Not yet Purchased	2,579,940	2,579,940	—
(7) Borrowed Money	3,061,504	3,054,910	(6,594)
(8) Bonds and Notes	8,351,071	8,459,713	108,642
(9) Due to Trust Accounts	1,102,073	1,102,073	—

Total Liabilities	171,711,141	171,809,706	98,565

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	216,790
Derivative Transactions Qualifying for Hedge Accounting	224,803

Total Derivative Transactions	441,593	441,593	—

(*1)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

As of September 30, 2019

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	43,444,162	43,444,162	—
(2) Call Loans and Bills Purchased (*1)	664,573	664,573	—
(3) Receivables under Resale Agreements	13,660,375	13,660,375	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	3,070,458	3,070,458	—
(5) Other Debt Purchased (*1)	2,861,311	2,861,313	2
(6) Trading Assets
Trading Securities	6,736,696	6,736,696	—
(7) Money Held in Trust (*1)	345,284	345,284	—
(8) Securities
Bonds Held to Maturity	1,062,545	1,074,808	12,263
Other Securities	28,701,946	28,701,946	—
(9) Loans and Bills Discounted	79,653,636
Reserves for Possible Losses on Loans (*1)	(244,161)

	79,409,475	80,523,986	1,114,511

Total Assets	179,956,830	181,083,608	1,126,777

(1) Deposits	125,713,322	125,723,161	9,839
(2) Negotiable Certificates of Deposit	13,547,082	13,546,528	(553)
(3) Call Money and Bills Sold	2,139,924	2,139,924	—
(4) Payables under Repurchase Agreements	17,339,806	17,339,806	—
(5) Guarantee Deposits Received under Securities Lending Transactions	1,577,062	1,577,062	—
(6) Trading Liabilities
Securities Sold, Not yet Purchased	2,767,507	2,767,507	—
(7) Borrowed Money	1,870,364	1,865,279	(5,085)
(8) Bonds and Notes	8,673,153	8,855,961	182,807
(9) Due to Trust Accounts	1,114,501	1,114,501	—

Total Liabilities	174,742,726	174,929,734	187,007

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	176,494
Derivative Transactions Qualifying for Hedge Accounting	305,377

Total Derivative Transactions	481,871	481,871	—

(*1)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the interim consolidated balance sheet amount due to immateriality.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(Note 1)	Calculation method of fair value of financial instruments

Assets

(1)	Cash and Due from Banks

For Due from Banks which have no maturity, since fair values of these items approximate book values, we deem the book values to be fair values. For Due from Banks which have maturity, since contractual terms of these items are mainly short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(2)	Call Loans and Bills Purchased, (3) Receivables under Resale Agreements and (4) Guarantee Deposits Paid under Securities Borrowing Transactions

Since contractual terms of these items are mainly short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(5)	Other Debt Purchased

Fair values of Other Debt Purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors.

(6)	Trading Assets

Fair values of securities held for trading, such as bonds held for trading, are based on the market prices and others.

(7)	Money Held in Trust

As to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of these items are calculated using the method stated in (8). For other Money Held in Trust, since fair values of these items approximate book values, we deem the book values to be fair values. The notes to Money Held in Trust based on holding purpose are stated in “Money Held in Trust.”

(8)	Securities

Fair values of stocks are based on the prices on securities exchanges, and those of bonds and others are based on the market prices, valuations obtained from brokers and information vendors and others. Fair values of investment trusts are based on the disclosed net asset value and others. Fair values of private placement bonds are calculated by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the internal ratings and terms.

Fair values of securitized products are based on valuations obtained from brokers and others, and reasonably calculated prices based on the reasonable estimates of our management. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, pre-payment rates, and discount rates.

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value as of September 30, 2019 (as of March 31, 2019). In deriving the reasonably calculated prices, we used the discount cash flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

The notes to Securities based on holding purpose are stated in “Securities.”

(9)	Loans and Bills Discounted

Fair values of Loans and Bills Discounted are calculated by the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted. In addition, as to claims against bankrupt obligors, substantially bankrupt obligors and intensive control obligors, since the estimated amount of bad debts is calculated based on the present value of the expected future cash flows or the estimated amounts that we would be able to collect from collateral and guarantees, fair values approximate the amount of Debentures and others minus the amount of Reserves for Possible Losses on Loans in the interim consolidated balance sheet (the consolidated balance sheet) as of the interim consolidated balance sheet date (the consolidated balance sheet date) and we thus deem such amount to be fair values.

Of the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, we deem book values to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions.

Liabilities

(1)	Deposits (2) Negotiable Certificates of Deposit

For demand deposits, we deem the payment amounts required on the interim consolidated balance sheet date (the consolidated balance sheet date) (i.e., book values) to be fair values. In addition, fair values of fixed deposits and negotiable certificates of deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, we mainly deem the book values to be fair values.

(3)	Call Money and Bills Sold, (4) Payables under Repurchase Agreements and (5) Guarantee Deposits Received under Securities Lending Transactions

Since contractual terms of these financial instruments are mainly short (i.e., within six months) and fair values approximate book values, we deem the book values to be fair values.

(6)	Trading Liabilities

Fair values of Securities Sold, Not yet Purchased in Trading Liabilities are based on the market prices and others.

(7)	Borrowed Money

Fair values of Borrowed Money are calculated mainly by discounting the total amount of the principal and interest of such Borrowed Money classified by certain period at the interest rates considered to be applicable to similar loans.

(8)	Bonds and Notes

Fair values of Bonds and Notes issued by MHFG and its consolidated subsidiaries are based on the market prices for Bonds and Notes which have market prices, and calculated by discounting the total amount of principal and interest by the interest rates considered to be applicable to similar Bonds and Notes for those which do not have market prices.

(9)	Due to Trust Accounts

Due to Trust Accounts of consolidated trust banking subsidiaries is used for transactions in which consolidated trust banking subsidiaries manage fund entrusted to them in bank accounts of consolidated trust banking subsidiaries. As the purpose is considered to approximate demand deposit, we deem the book values to be fair values.

Derivative Transactions

Derivative Transactions are stated in “Derivatives Information.”

(Note 2)

Interim consolidated balance sheet (consolidated balance sheet) amounts of financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (7) Money Held in Trust” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	As of March 31, 2019	As of September 30, 2019
(i) Unlisted Stocks (*1)	178,677	233,030
(ii) Investments in Partnerships and others (*2)	126,533	125,792
(iii) Other	2,077	2,209

Total (*3)	307,288	361,032

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)

Of the Investments in Partnerships and others, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.

(*3)	During the fiscal year ended March 31, 2019, the amount of impairment (devaluation) was ¥2,316 million on a consolidated basis.
During the six months ended September 30, 2019, the amount of impairment (devaluation) was ¥582 million on a consolidated basis.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2019

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	1,119,898	1,139,806	19,907
	Foreign Bonds	—	—	—

	Sub-total	1,119,898	1,139,806	19,907

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	482,311	469,782	(12,528)

	Sub-total	482,311	469,782	(12,528)

Total		1,602,209	1,609,588	7,378

As of September 30, 2019
(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	639,912	660,111	20,198
	Foreign Bonds	7,328	7,342	14

	Sub-total	647,241	667,453	20,212

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	415,303	407,354	(7,949)

	Sub-total	415,303	407,354	(7,949)

Total		1,062,545	1,074,808	12,263

2.	Other Securities

As of March 31, 2019

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,960,189	1,185,729	1,774,459
	Bonds	9,221,413	9,184,129	37,284
	Japanese Government Bonds	7,535,858	7,527,102	8,755
	Japanese Local Government Bonds	156,467	154,795	1,671
	Japanese Corporate Bonds	1,529,088	1,502,230	26,857
	Other	5,446,557	5,374,864	71,692
	Foreign Bonds	4,855,723	4,820,417	35,306
	Other Debt Purchased	72,221	70,840	1,380
	Other	518,612	483,606	35,005

	Sub-total	17,628,160	15,744,723	1,883,436

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	183,371	234,169	(50,797)
	Bonds	5,565,535	5,597,550	(32,014)
	Japanese Government Bonds	4,360,275	4,363,110	(2,834)
	Japanese Local Government Bonds	53,424	53,512	(87)
	Japanese Corporate Bonds	1,151,835	1,180,927	(29,092)
	Other	4,470,477	4,581,235	(110,757)
	Foreign Bonds	2,562,598	2,574,210	(11,611)
	Other Debt Purchased	93,894	94,084	(190)
	Other	1,813,985	1,912,940	(98,955)

	Sub-total	10,219,384	10,412,955	(193,570)

Total		27,847,545	26,157,679	1,689,866

(Note)	Unrealized Gains (Losses) includes ¥38,000 million which was recognized in the statement of income by applying the fair-value hedge method.

As of September 30, 2019

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,665,559	1,080,346	1,585,213
	Bonds	11,016,718	10,972,691	44,026
	Japanese Government Bonds	9,230,909	9,218,487	12,421
	Japanese Local Government Bonds	155,614	154,628	986
	Japanese Corporate Bonds	1,630,194	1,599,575	30,618
	Other	6,024,770	5,943,352	81,418
	Foreign Bonds	5,483,787	5,434,181	49,606
	Other Debt Purchased	62,822	61,158	1,664
	Other	478,160	448,012	30,147

	Sub-total	19,707,048	17,996,390	1,710,658

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	232,114	301,894	(69,779)
	Bonds	3,372,967	3,405,836	(32,869)
	Japanese Government Bonds	2,195,462	2,199,012	(3,550)
	Japanese Local Government Bonds	79,548	79,717	(169)
	Japanese Corporate Bonds	1,097,956	1,127,106	(29,149)
	Other	5,660,870	5,741,783	(80,913)
	Foreign Bonds	3,464,219	3,477,934	(13,715)
	Other Debt Purchased	94,596	94,748	(151)
	Other	2,102,053	2,169,099	(67,045)

	Sub-total	9,265,952	9,449,514	(183,562)

Total		28,973,001	27,445,904	1,527,096

(Note)	Unrealized Gains (Losses) includes ¥27,601 million which was recognized in the statement of income by applying the fair-value hedge method.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the six months ended September 30, 2019 (the fiscal year ended March 31, 2019) (impairment (devaluation)), if the fair value (primarily the closing market price as of September 30, 2019 (March 31, 2019)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2019 was ¥4,736 million.

The amount of impairment (devaluation) for the six months ended September 30, 2019 was ¥10,202 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2019

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	4,641	4,641	—	—	—

(Note)

“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2019

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	6,445	6,445	—	—	—

(Note)

“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2019

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,651,704
Other Securities	1,651,704
(–) Deferred Tax Liabilities	452,032
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,199,672
(–) Amount Corresponding to Non-controlling Interests	16,592
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	3,322

Net Unrealized Gains (Losses) on Other Securities	1,186,401

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥38,000 million (gains) which was recognized in the statement of income for the fiscal year ended March 31, 2019 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding securities which do not have readily determinable fair value.

As of September 30, 2019

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,499,358
Other Securities	1,499,358
(–) Deferred Tax Liabilities	421,857
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,077,500
(–) Amount Corresponding to Non-controlling Interests	15,511
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	4,760

Net Unrealized Gains (Losses) on Other Securities	1,066,749

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥27,601 million (gains) which was recognized in the statement of income for six months ended September 30, 2019 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding securities which do not have readily determinable fair value.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses), and fair value calculation method by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	5,271,028	1,170,467	(11,769)	(11,769)
	Bought	4,937,314	1,038,597	10,720	10,720
	Options
	Sold	68,982	5,426	(88)	(49)
	Bought	366,497	26,713	145	(11)
Over-the-Counter	FRAs
	Sold	24,986,558	337,427	(7,444)	(7,444)
	Bought	23,745,677	356,242	4,439	4,439
	Swaps
	Receive Fixed / Pay Float	437,805,612	355,064,104	5,073,779	5,073,779
	Receive Float / Pay Fixed	432,199,871	349,054,509	(4,958,342)	(4,958,342)
	Receive Float / Pay Float	96,243,012	74,473,472	27,999	27,999
	Receive Fixed / Pay Fixed	490,281	471,171	6,110	6,110
	Options
	Sold	7,659,317	5,756,825	(21,010)	(21,010)
	Bought	5,682,687	4,079,574	21,875	21,875
Inter-Company or Internal Transactions	Swaps
	Receive Fixed / Pay Float	5,728,950	5,514,595	179,713	179,713
	Receive Float / Pay Fixed	11,983,010	10,549,204	(185,847)	(185,847)

Total		—	—	140,280	140,163

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	4,910,428	1,130,557	(25,527)	(25,527)
	Bought	5,365,883	1,425,748	26,568	26,568
	Options
	Sold	278,764	—	(387)	(6)
	Bought	1,866,805	25,879	1,827	(307)
Over-the-Counter	FRAs
	Sold	30,602,858	544,365	(6,661)	(6,661)
	Bought	29,381,105	522,704	5,192	5,192
	Swaps
	Receive Fixed / Pay Float	455,197,328	369,346,137	9,177,878	9,177,878
	Receive Float / Pay Fixed	442,984,565	357,838,652	(8,898,626)	(8,898,626)
	Receive Float / Pay Float	98,737,416	76,974,082	37,885	37,885
	Receive Fixed / Pay Fixed	304,687	297,687	1,432	1,432
	Options
	Sold	13,387,944	6,847,924	(93,577)	(93,577)
	Bought	10,905,518	5,854,708	58,063	58,063
Inter-Company or Internal Transactions	Swaps
	Receive Fixed / Pay Float	5,298,737	5,058,195	85,563	85,563
	Receive Float / Pay Fixed	16,051,039	15,152,292	(174,589)	(174,589)

Total		—	—	195,042	193,288

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

(2)	Currency-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	14,389	56	—	—
	Bought	56,061	11,939	—	—
Over-the-Counter	Swaps	51,184,817	37,680,355	169,309	87,121
	Forwards
	Sold	69,961,828	2,808,061	(197,466)	(197,466)
	Bought	34,177,574	1,235,536	210,658	210,658
	Options
	Sold	3,711,388	1,164,432	(38,603)	9,808
	Bought	3,742,133	949,891	43,757	(8,809)
Inter-Company or Internal Transactions	Swaps	2,980,292	2,126,659	(132,328)	20,267
	Forwards
	Bought	10,465	—	84	84

Total		—	—	55,411	121,663

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	15,114	272	—	—
	Bought	48,563	10,083	—	—
Over-the-Counter	Swaps	54,280,998	39,904,279	111,105	24,289
	Forwards
	Sold	71,002,291	2,700,398	(118,046)	(118,046)
	Bought	35,508,101	1,317,183	132,939	132,939
	Options
	Sold	3,293,950	1,059,211	(35,134)	11,461
	Bought	2,965,772	848,936	37,861	(14,058)
Inter-Company or Internal Transactions	Swaps	3,336,557	2,184,946	(173,829)	19,291
	Forwards
	Bought	9,458	—	(58)	(58)

Total		—	—	(45,162)	55,817

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

(3)	Stock-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	719,406	—	(8,846)	(8,846)
	Bought	304,830	—	971	971
	Index Futures Options
	Sold	1,564,602	550,466	(72,756)	6,380
	Bought	1,520,734	387,167	53,882	(16,787)
Over-the-Counter	Equity Linked Swaps	332,369	295,630	27,124	27,124
	Options
	Sold	494,539	340,842	(52,538)	(52,538)
	Bought	201,329	116,343	69,367	69,367
	Other
	Bought	371,911	257,348	283	283

Total		—	—	17,487	25,955

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	322,705	16,305	(3,105)	(3,105)
	Bought	732,477	38,279	6,032	6,032
	Index Futures Options
	Sold	1,647,683	591,521	(75,999)	3,973
	Bought	1,511,054	411,737	51,755	(9,981)
Over-the-Counter	Equity Linked Swaps	567,064	335,871	31,815	31,815
	Options
	Sold	538,245	328,987	(58,660)	(58,660)
	Bought	243,357	139,494	74,997	74,997
	Other
	Bought	350,711	222,800	1,178	1,178

Total		—	—	28,014	46,250

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the discounted value of future cash flows, option pricing models and others.

(4)	Bond-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	792,227	—	(6,496)	(6,496)
	Bought	674,829	—	7,354	7,354
	Futures Options
	Sold	129,948	—	(124)	(37)
	Bought	252,433	—	189	(26)
Over-the-Counter	Options
	Sold	632,942	207,161	(8,098)	(7,291)
	Bought	633,054	207,161	7,455	6,632
	Other
	Sold	139,680	—	(1,313)	(1,313)
	Bought	129,465	—	696	696

Total		—	—	(336)	(482)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the option pricing models and others.

As of September 30, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	1,113,895	—	1,216	1,216
	Bought	754,032	—	(1,932)	(1,932)
	Futures Options
	Sold	29,012	—	(54)	2
	Bought	62,214	—	82	(11)
Over-the-Counter	Options
	Sold	635,993	170,989	(5,455)	(4,557)
	Bought	658,326	170,989	5,465	4,409
	Other
	Sold	8,919	—	(34)	(34)
	Bought	52,554	—	262	262

Total		—	—	(448)	(645)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the option pricing models and others.

(5)	Commodity-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	9,482	557	(707)	(707)
	Bought	15,634	2,425	1,996	1,996
	Futures Options
	Sold	233	—	(11)	3
	Bought	—	—	—	—
Over-the-Counter	Options
	Sold	205,339	50,214	(2,572)	(2,572)
	Bought	206,872	48,150	3,898	3,898

Total		—	—	2,603	2,618

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the New York Mercantile Exchange and others.
		Fair values of over-the-counter contracts are based on the commodity prices, terms of contracts and other components of the contracts.
	3.	Commodities include oil, copper, aluminum and others.

As of September 30, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	10,234	660	79	79
	Bought	14,059	1,540	47	47
	Futures Options
	Sold	388	—	(11)	5
	Bought	388	—	11	(13)
Over-the-Counter	Options
	Sold	201,458	55,540	9,598	9,598
	Bought	198,436	54,667	(7,391)	(7,391)

Total		—	—	2,333	2,325

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the New York Mercantile Exchange and others.
		Fair values of over-the-counter contracts are based on the commodity prices, terms of contracts and other components of the contracts.
	3.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	1,465,454	1,139,869	15,200	15,200
	Bought	1,628,301	1,260,718	(13,856)	(13,856)

Total		—	—	1,343	1,343

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of over-the-counter contracts are based on the discounted value of future cash flows, prices of the underlying products, terms of contracts and other components of the contracts.
	3.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2019

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	1,297,346	1,004,098	17,925	17,925
	Bought	1,787,951	1,468,307	(21,211)	(21,211)

Total		—	—	(3,285)	(3,285)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of over-the-counter contracts are based on the discounted value of future cash flows, prices of the underlying products, terms of contracts and other components of the contracts.
	3.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, Amortization of goodwill and others (including amortization of intangible assets), and Others (consolidation adjustments) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

3.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

For the six months ended September 30, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	344,968	223,066	190,355	237,719	24,976	30,401	1,051,485
General and administrative expenses (excluding Non-Recurring Losses and others)	360,028	103,457	115,623	105,600	13,941	24,051	722,700
Equity in income from investments in affiliates	14,447	648	2,774	—	636	892	19,397
Amortization of goodwill and others	181	213	185	1,173	4,000	1,035	6,787
Others	—	—	—	—	—	(10,444)	(10,444)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(794)	120,044	77,321	130,946	7,671	(4,237)	330,950

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 39,913 million, of which ¥ 33,677 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2019, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	322,288	221,940	208,013	231,459	23,213	15,852	1,022,765
General and administrative expenses (excluding Non-Recurring Losses and others)	328,007	104,314	120,748	103,434	14,382	17,546	688,431
Equity in income from investments in affiliates	6,694	1,076	6,034	—	533	4,772	19,109
Amortization of goodwill and others	181	213	185	1,173	3,887	982	6,621
Others	—	—	—	—	—	(5,942)	(5,942)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	794	118,489	93,114	126,852	5,477	(3,846)	340,879
Fixed assets	491,176	214,923	173,264	91,939	92	730,240	1,701,634

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ (7,956) million, of which ¥ (11,208) million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Fixed assets have been allocated to each segment to enhance the sophistication of management accounting capabilities from the fiscal year ended March 31, 2019.
	4.

“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using the reasonable criteria of allocation.

4.

The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	1,051,485	1,022,765
Net gains or losses related to ETFs and others	(39,913)	7,956
Other Ordinary Income	269,875	117,699
General and Administrative Expenses	(717,467)	(670,592)
Other Ordinary Expenses	(97,067)	(81,357)

Ordinary Profits	466,912	396,471

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes Recorded in Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	330,950	340,879
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	12,020	24,461
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(20,812)	(19,142)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	50,609	7,915
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	110,067	55,375
Net Extraordinary Gains (Losses)	6,719	(5,000)
Others	(15,924)	(13,017)

Income before Income Taxes recorded in Interim Consolidated Statement of Income	473,632	391,471

Related Information

For the six months ended September 30, 2018

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,212,312	355,940	138,918	286,915	1,994,087

(Notes)	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2018 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2019

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,138,373	425,585	132,382	291,083	1,987,425

(Notes)	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2019 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	—	—	—	—	—	2,384	2,384

For the six months ended September 30, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	1,985	805	123	140	2	955	4,010

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	180	—	1,500	362	2,042
Unamortized Balance of Goodwill	—	—	4,577	—	48,022	14,929	67,528

For the six months ended September 30, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	180	—	1,335	518	2,033
Unamortized Balance of Goodwill	—	—	4,210	—	45,354	13,823	63,387

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2018

There is no applicable information.

For the six months ended September 30, 2019

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2019	As of September 30, 2019
Net Assets per Share of Common Stock	Yen	345.00	348.50
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	9,194,038	8,973,937
Deductions from Total Net Assets	Millions of yen	445,232	136,459
Stock Acquisition Rights	Millions of yen	707	213
Non-Controlling Interests	Millions of yen	444,525	136,245
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	8,748,805	8,837,477
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	25,358,536	25,358,021

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2018	For the six months ended September 30, 2019
(1) Net Income per Share of Common Stock	Yen	14.16	11.34
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	359,360	287,668
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	359,360	287,668
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,363,166	25,359,550

(2) Diluted Net Income per Share of Common Stock	Yen	14.16	11.34
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	4,790	1,887
Stock Acquisition Rights	Thousands of shares	4,790	1,887
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Note)

In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2019) was 18,917 thousand and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2019) was 19,643 thousand.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2018, was 15,461 thousand and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2019, was 18,873 thousand.

II. Others

There is no applicable information.